UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

INTERCEPT PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45845P108
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45845P108			13G	Page 1 of 3 Pages

1.	Names of Reporting Persons Genextra S.p.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 6,804,271 shares of Common Stock

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 6,804,271 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,804,271 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 33.7%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45845P108			13G	Page 2 of 3 Pages

1.	Names of Reporting Persons Lorenzo Tallarigo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 27,266 shares of Common Stock

		6.	Shared Voting Power 6,804,271 shares of Common Stock

		7.	Sole Dispositive Power 27,266 shares of Common Stock

		8.	Shared Dispositive Power 6,804,271 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,831,905 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 33.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45845P108			13G	Page 3 of 3 Pages

1.	Names of Reporting Persons Francesco Micheli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 6,804,271 shares of Common Stock

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 6,804,271 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,804,271 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 33.7%

12.	Type of Reporting Person (See Instructions) IN

Item 4.	Ownership:
 (a) Amount beneficially owned:

Genextra beneficially owns 6,804,271 shares of Common Stock, consisting of (a) 5,938,890 shares of Common Stock and (b) 865,381 shares of Common Stock underlying warrants held by Genextra.

Dr. Tallarigo beneficially owns 6,831,905 shares of Common Stock, consisting of (a) 5,938,890 shares of Common Stock owned by Genextra, (b) 865,381 shares underlying warrants held by Genextra (c) 1,640 shares of common Stock that are held directly by Dr. Tallarigo and (d) an aggregate of 25,626 shares of Common stock that may be acquired by Dr. Tallarigo within 60 days of February 14, 2014 as a result of options to purchase shares of Common Stock which will be exercisable, and restricted stock units that will vest.  Dr. Tallarigo is the Chief Executive Officer of Genextra and, in such capacity, Dr. Tallarigo exercises voting control over the shares of common stock owned by Genextra and investment control over such shares as authorized by the board of directors of Genextra. Dr. Tallarigo disclaims beneficial ownership with respect to any such shares, except to the extent of his pecuniary interest therein, if any.

Mr. Micheli beneficially owns 6,804,271 shares of Common Stock consisting of (a) 5,938,890 shares of Common Stock owned by Genextra and (b) 865,381 shares of Common Stock underlying warrants held by Genextra.  Mr. Micheli is an Executive Director of Genextra and, in such capacity, Mr. Micheli exercises voting control over the shares of common stock owned by Genextra. Mr. Micheli disclaims beneficial ownership with respect to any such shares, except to the extent of his pecuniary interest therein, if any.

The percentage of Common Stock beneficially owned by each Reporting Person as of February 14, 2014, is based on a total of 19,335,576 shares of Common Stock of the Issuer outstanding as of October 31, 2013 as reported in the most recent quarterly report of the Issuer on Form 10-Q, for the fiscal quarter ended September 31, 2013.

(b) Percent of class:
See Item 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote:
See Item 5 of each cover page.
(iii) Sole power to dispose or to direct the disposition of:
See Item 5 of each cover page.
(iv) Shared power to dispose or to direct the disposition of:
See Item 5 of each cover page.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014

GENEXTRA S.P.A.

By:	/s/ Lorenzo Tallarigo*
Lorenzo Tallarigo Chief Executive Officer

/s/ Lorenzo Tallarigo*
LORENZO TALLARIGO
/s/ Francesco Micheli*
FRANCESCO MICHELI

*By: /s/Brian Hoffman
Brian Hoffman, Attorney in Fact

POWER OF ATTORNEY
Know all by these present, that the undersigned hereby constitutes and appoints each of Mark Pruzanski and Barbara Duncan of Intercept Pharmaceuticals, Inc. (the “Company”), and Brian Hoffmann, Anne G. Plimpton and Beverly Schafman of McDermott Will & Emery LLP, signing singly, with full power of substitution, the undersigned’s true and lawful attorney-in-fact to:
(1)	execute and deliver for and on behalf of the undersigned, forms and authentication documents for EDGAR Filing Access;

(2)	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such forms and authentication documents;

(3)
execute and deliver for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director and/or 10% shareholder of the Company, Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(4)
do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and timely file such form with the United States Securities and Exchange Commission and any stock exchange, self-regulatory or similar authority; and

(5)
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, (i) any of the undersigned's responsibilities to comply with the requirements of the Exchange Act or any liability for the undersigned’s failure to comply with such requirements or (ii) any obligation or liability that the undersigned incurs for profit disgorgement under Section 16(b) of the Securities Exchange Act of 1934, as amended.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed this 10th day of February, 2014.

GENEXTRA SPA

/s/ Lorenzo Tallarigo
By: LORENZO TALLARIGO
Its: CHIEF EXEUCTIVE OFFICER

/s/ Lorenzo Tallarigo
Lorenzo Tallarigo

/s/ Francesco Micheli
Francesco Micheli